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                    UNITED STATES                           SEC FILE NUMBER
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549                         001-12085

                     FORM 12b-25                         ---------------------
                                                             CUSIP NUMBER
             NOTIFICATION OF LATE FILING
                                                              637277104

                                                         ---------------------

(CHECK ONE): ___ Form 10-K ___ Form 20-F ___ Form 11-K _X_ Form 10-Q ___ Form 10D ___ Form N-SAR ___ Form N-CSR

                   For Period Ended:  September 30, 2006
                                      ------------------

                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________

                    READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

National R.V. Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

3411 N. Perris Blvd.
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Address of Principal Executive Office (Street and Number)

Perris, California 92571
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
 _X_ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of the date of this filing, the Company is in the latter stages of finalizing its financial statements and required disclosures for inclusion in its Form 10-Q for the quarter ended September 30, 2006. Based on the amount of work remaining to be completed, the Company does not expect to be able to complete such financial statements and disclosures within the 40 day period specified for filing its Form 10-Q without unreasonable effort or expense. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its final statements and disclosures. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-Q for the quarter ended September 30, 2006 prior to the reporting deadline provided by such extension.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas J. Martini             951                   943-6007
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         (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes _X_ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X_ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net sales of $92.0 million for the third quarter of 2006 compared to net sales of $108.2 million in the third quarter of 2005 and net sales of $315.1 million for the nine months ended September 30, 2006 compared to $357.1 million in the same period last year. The Company also expect to report a net loss of $7.1 million and $16.3 million for the third quarter and the nine months ended September 30, 2006, respectively, compared to a net loss of $5.9 million and $12.8 million for the comparable periods in 2005. The third quarter results were negatively affected, among other factors, by the continued slowing in the Class A industry, the costs associated with the defective fiberglass material supplied to the Company's National R.V. division and costs associated with new product introductions involving both of the Company's divisions.

This Notification of Late Filing contains comments and forward-looking statements based on current plans, exceptions, events, and financial and industry trends that may affect the Company's future operating results and financial position expectations. Such statements, including the expected timing of the filing of its report on Form 10-Q, and the expected financial results for the quarter ended September 30, 2006, involve risks and uncertainties which cannot be predicted or quantified and which may cause future activities and results of operations to differ materially from those discussed above. Such risks and uncertainties include, without limitation: delays the Company may experience in the completion and filing of its Form 10-Q. For additional information, refer to the Company's filings with the Securities and Exchange Commission, including the Company's most recent quarterly and annual reports on Forms 10-Q and Form 10-K.


________________________________________________________________________________


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





                          National R.V. Holdings, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 9, 2006              By:    /s/ Thomas J. Martini
                                        ----------------------------
                                     Thomas J. Martini
                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).









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